Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

中國石化上海石油化工股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2023 FIRST QUARTERLY REPORT

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China. This announcement is published pursuant to the disclosure obligations under Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT MESSAGE

1.1

The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”, together with its subsidiaries, the “Group”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2023 first quarterly report, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2

Mr. Wan Tao, Chairman of the Company, Mr. Du Jun, executive director, deputy president and CFO, overseeing the accounting operations, and Ms. Yang Yating, person in charge of Accounting Department (Accounting Chief) and Director of Finance Department warrant the truthfulness, accuracy and completeness of the financial information contained in this first quarterly report.

1.3	The financial report of the Company’s 2023 first quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

2.	MAJOR ACCOUNTING DATA

2.1	Major Financial Report Items and Financial Indicators

Unit: RMB’000

	The reporting period	The corresponding period of the previous year		Increase/decrease during the reporting period as compared to the corresponding period of the previous year (%)
Item		Before adjustment	After adjustment	After adjustment
Revenue	21,978,009	26,006,070	26,006,070	-15.49%
Net profit attributable to equity shareholders of the Company	-163,142	213,510	213,906	-176.27%
Net profit attributable to equity shareholders of the Company excluding non-recurring items	-159,041	241,668	242,064	-165.70%
Net cash flows generated from operating activities	-29,479	-1,785,568	-1,785,568	Not Applicable
Basic earnings per share (RMB/share)	-0.015	0.020	0.020	Not Applicable
Diluted earnings per share (RMB/share)	-0.015	0.020	0.020	Not Applicable
Return on net assets (weighted average) (%)	-0.623	0.700	0.702	Decreased by 1.33 percentage points

	As at the end of the reporting period	As at the end of the previous year		Increase/decrease at the end of the reporting period as compared to the end of the previous year (%)
		Before adjustment	After adjustment	After adjustment
Total assets	40,637,918	41,242,740	41,242,782	-1.47%
Total equity attributable to equity shareholders of the Company	26,097,552	26,243,705	26,243,746	-0.56%

Reasons for retroactive adjustment or restatement

Since 1 January 2023, the Group has implemented the requirement of the “Accounting of deferred income tax related to assets and liabilities arising from an individual transaction not applicable to initial recognition exemption” under the “Interpretation of Accounting Standards for Business Enterprises No. 16” promulgated by the Ministry of Finance.

According to the provisions of Interpretation No. 16, if the individual transaction of the Group is not a business combination, or its occurrence does not affect the accounting profit nor taxable income (or deductible loss), and the initially recognized assets and liabilities result in equal taxable temporary difference and deductible temporary difference, the provisions of “Accounting Standards for Business Enterprises No. 18-Income Tax” on the exemption from the initial recognition of deferred income tax liabilities and deferred income tax assets are not applicable. According to the “Accounting Standards for Business Enterprises No. 18-Income Tax” and other relevant regulations, as for the taxable temporary difference and deductible temporary difference arising from the initial recognition of assets and liabilities, the Group recognizes the corresponding deferred income tax liabilities and deferred income tax assets respectively when the transaction occurs.

The above regulations have come into effect on 1 January 2023. The Group has made retrospective adjustments to the individual transactions that occurred between 1 January 2022 and the date of initial implementation to which the regulations apply. For the lease liabilities and right-of-use assets recognized on 1 January 2022 due to the individual transactions subject to the regulations resulting in taxable temporary difference and deductible temporary difference, the Group adjusted the cumulative impact amount to the opening retained earnings and other related financial statement items of the earliest period presented in the financial statements in accordance with the regulations and the “Accounting Standards for Business Enterprises No. 18-Income Tax”.

2.2	Excluded non-recurring items and amount

Unit: RMB’000

Item	Amount for the reporting period	Note
Earnings or losses on disposal of non-current assets	38	—
Government grants recognized in current profits and losses, except for those closely related to the regular operating of the Company in compliance with national policies and regulations, and continuously satisfying quotas or quantities according to certain standards	7,679	—
Other non-operating income and expenses other than those mentioned above	-5,695	—
Other earnings or losses meeting the definition of non-recurring earnings or losses	-5,417	-4,765 for dismissal welfare; -652 for discount loss of receivables
Less: Tax effect for the items above	-470	—
Effect on non-controlling interests (after tax)	-236	—
Total	-4,101	—

Explanations on defining the non-recurring earnings or losses items set out in the Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public – Non-Recurring Earnings or Losses as recurring earnings or losses items

☐  Applicable    ☒  Not applicable

2.3	Description of Substantial Changes in Major Financial Report Items and Financial Indicators

☒  Applicable    ☐  Not applicable

Item	Change (%)	Major reason
Net profit attributable to ordinary equity shareholders of the Company	-176.27%	During the reporting period, the sales volume of products decreased year-on-year and the investment income decreased.
Net profit attributable to ordinary equity shareholders of the Company excluding non-recurring items	-165.70%
Basic earnings per share (RMB/share)	Not Applicable
Diluted earnings per share (RMB/share)	Not Applicable
Net cash flows generated from operating activities	Not Applicable	—

3.	SHAREHOLDERS’ INFORMATION

3.1	Total Number of Shareholders and the Number of Preferred Shareholders with Voting Rights Restored and Shareholdings of the Top Ten Shareholders

Unit: Share

Number of shareholders as at the end of the reporting period	95,286	Total number of preferred shareholders with voting rights restored as at the end of the reporting period (if any)	0

	Shareholdings of the top ten shareholders
					Number of shares
			Percentage	Number	pledged, marked or frozen
			of total	of shares	Situation
	Type of	Number of	shareholding	with selling	of the
Name of shareholder	shareholder	shares held	(%)	restrictions	shares	Number
China Petroleum & Chemical Corporation	State-owned legal person	5,459,455,000	50.55%	0	None	0
HKSCC (Nominees) Limited	Overseas legal person	3,426,998,030	31.73%	0	None	0
HKSCC Limited	Overseas legal person	100,240,095	0.93%	0	Unknown	—
Wang Lei	Domestic natural person	46,120,300	0.43%	0	None	0
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	Others	45,222,300	0.42%	0	None	0
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	Others	43,531,469	0.40%	0	None	0
Southern Fund– Agricultural Bank of China – Southern CSI Financial Asset Management Plan	Others	43,083,700	0.40%	0	None	0
Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	Others	42,858,416	0.40%	0	None	0
ICBC Credit Suisse Fund– Agricultural Bank of China – ICBC Credit Suisse CSI Financial Asset Management Plan	Others	41,906,900	0.39%	0	None	0
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	Others	40,714,400	0.38%	0	None	0

Shareholdings of the top ten shareholders with unlimited conditions of sale
Name of shareholder	Number of liquidity shares holding unlimited conditions of sale	Type and quantity of shares
		Type of shares	Quantity
China Petroleum & Chemical Corporation	5,459,455,000	RMB common stocks	5,459,455,000
HKSCC (Nominees) Limited	3,426,998,030	Overseas listed foreign share	3,426,998,030
HKSCC Limited	100,240,095	RMB common stocks	100,240,095
Wang Lei	46,120,300	RMB common stocks	46,120,300
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	RMB common stocks	45,222,300
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	RMB common stocks	43,531,469
Southern Fund– Agricultural Bank of China – Southern CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	42,858,416	RMB common stocks	42,858,416
ICBC Credit Suisse Fund– Agricultural Bank of China – ICBC Credit Suisse CSI Financial Asset Management Plan	41,906,900	RMB common stocks	41,906,900
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	40,714,400	RMB common stocks	40,714,400
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, a state-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administration Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee and HKSCC Limited is the nominal holder of the Company’s Shanghai-Hong Kong Stock Connect. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

Explanation of the top ten shareholders and the top ten shareholders of unrestricted shares engaging in margin financing and securities lending as well as margin and securities refinancing business (if any)

	None

4.	OTHER REMINDERS

Other important information about the operation of the Company during the reporting period that investors should be reminded of

☒  Applicable    ☐  Not Applicable

On 25 March 2023, Shanghai Municipal People’s Government issued an approval for the “Investigation Report on the Explosion Accident on the No.1 Ethylene Glycol Plant of Shanghai Petrochemical Company Limited on 18 June”. According to the investigation, the No.1 ethylene glycol plant explosion general accident was a production safety liability accident in the Company on 18 June caused one death, one injury, and resulted in a direct economic loss of approximately RMB9,714,800. Please refer to the website of Shanghai Emergency Management Bureau for details.

5.	QUARTERLY FINANCIAL REPORT

5.1	Type of audit opinions

☐  Applicable    ☒  Not applicable

5.2	The financial report

CONSOLIDATED BALANCE SHEETS

31 March 2023

Prepared by: Sinopec Shanghai Petrochemical Company Limited

Unit: RMB’000     Audit type: unaudited

Items	As at 31 March 2023	As at 31 December 2022
Current assets:
Cash at bank and on hand	7,281,505	3,998,332
Account receivable	1,578,194	2,512,362
Receivables under financing	534,596	582,354
Prepayments	97,853	67,008
Other receivables	106,977	190,579
Inventories	5,490,113	7,294,060
Other current assets	675,132	1,121,187
Total current assets	15,764,370	15,765,882
Non-current assets:
Long-term equity investments	3,528,683	3,594,393
Other equity instrument investment	5,000	5,000
Investment properties	333,032	336,863
Fixed assets	13,196,880	12,195,527
Construction in progress	2,462,953	3,748,461
Right-of-use assets	14,805	16,085
Intangible assets	367,648	372,640
Long-term prepaid expenses	703,313	776,480
Deferred tax assets	998,600	991,892
Other non-current assets	3,262,634	3,439,559
Total non-current assets	24,873,548	25,476,900
Total assets	40,637,918	41,242,782

Items	As at 31 March 2023	As at 31 December 2022
Current liabilities:
Short-term borrowings	5,048,000	1,550,000
Notes payable	267,815	40,951
Accounts payable	5,127,055	9,144,554
Contract liabilities	342,451	383,246
Employee benefits payable	584,476	317,891
Taxes payable	1,043,953	889,856
Other payables	1,074,350	1,618,352
Non-current liabilities due within one year	9,677	8,738
Other current liabilities	41,056	44,750
Total current liabilities	13,538,833	13,998,338
Non-current liabilities:
Long-term borrowing	700,000	700,000
Lease liabilities	7,556	7,513
Deferred revenue	133,113	134,608
Deferred tax liabilities	32,389	30,898
Total non-current liabilities	873,058	873,019
Total liabilities	14,411,891	14,871,357
Owners’ equity (or shareholders’ equity):
Paid-in capital (or share capital)	10,799,286	10,823,814
Capital surplus	609,166	610,327
Less: Treasury stock	—	25,689
Other comprehensive income	-806	-806
Specific reserve	257,366	240,418
Surplus reserve	6,672,634	6,672,634
Undistributed profits	7,759,906	7,923,048
Total equity attributable to owners (or shareholders) of the Company	26,097,552	26,243,746
Non-controlling interests	128,475	127,679
Total owners’ equity (or shareholders’ equity)	26,226,027	26,371,425
Total liabilities and owners’ equity (or shareholders’ equity)	40,637,918	41,242,782

Person in charge of the Company: Wan Tao	Person in charge of accounting: Du Jun	Person in charge of accounting department: Yang Yating

CONSOLIDATED INCOME STATEMENTS

January to March 2023

Prepared by: Sinopec Shanghai Petrochemical Company Limited

Unit: RMB’000     Audit type: unaudited

Items	First Quarter of 2023	First Quarter of 2022
1. Total revenue	21,978,009	26,006,070
Including: Revenue	21,978,009	26,006,070
2. Total operating cost	22,029,839	25,599,241
Including: Cost of sales	18,612,145	21,332,112
Taxes and surcharges	2,855,798	3,699,011
Selling and distribution expenses	71,089	92,808
General and administrative expenses	521,335	610,339
R&D expenses	30,776	11,867
Financial expenses	-61,304	-146,896
Add: Other income	5,179	2,828
Investment income (“-” to indicate loss)	-66,362	-2,666
Profit arising from changes in fair value (“-” to indicate loss)	—	-17,101
Credit impairment losses (“-” to indicate loss)	311	15
Asset impairment losses (“-” to indicate loss)	47,801	76,919
Gains on disposal of assets (“-” to indicate loss)	—	-1,063
3. Operating profit (“-” to indicate loss)	-161,125	311,893
Add: Non-operating income	2,926	8,268
Less: Non-operating expenses	6,083	7,113
4. Total profit (“-” to indicate loss)	-164,282	313,048
Less: Income tax expenses	-1,936	97,826
5. Net Profit (“-” to indicate loss)	-162,346	215,222
(1) Classification by business continuity
1. Profit from continuing operations (“-” to indicate loss)	-162,346	215,222
(2) Classification by ownership
1. Attributable to equity shareholders of the Company (“-” to indicate loss)	-163,142	213,906
2. Non-controlling interests (“-” to indicate loss)	796	1,316

Items	First Quarter of 2023	First Quarter of 2022
6. Other comprehensive income, net of tax	—	205,796
(1) Other comprehensive income, net of tax attributable to owners of the Company	—	205,796
Items that may be reclassified to profit or loss	—	205,796
(a) Items that may be reclassified to profit or loss using the equity method	—	-22,278
(b) Cash flow hedging reserves	—	228,074
7. Total comprehensive income	-162,346	421,018
(1) Attributable to owners of the Company	-163,142	419,702
(2) Attributable to non-controlling interests	796	1,316
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	-0.015	0.020
(2) Diluted earnings per share (RMB/share)	-0.015	0.020

Person in charge of	Person in charge of	Person in charge of
the Company:	accounting:	accounting department:
Wan Tao	Du Jun	Yang Yating

CONSOLIDATED CASH FLOW STATEMENTS

January to March 2023

Prepared by: Sinopec Shanghai Petrochemical Company Limited

Unit: RMB’000     Audit type: unaudited

Items	First Quarter of 2023	First Quarter of 2022
1. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	24,882,513	27,392,826
Tax refund received	46,508	22,555
Cash received relating to other operating activities	45,587	52,527
Sub-total of cash inflows	24,974,608	27,467,908
Cash paid for goods and services	21,569,485	22,833,131
Cash paid to and on behalf of employees	709,331	666,825
Payments of taxes and surcharges	2,570,157	5,589,134
Cash paid relating to other operating activities	155,114	164,386
Sub-total of cash outflows	25,004,087	29,253,476
Net cash flows generated from operating activities	-29,479	-1,785,568
2. Cash flows from investing activities:
Cash received from returns on investments	—	550,375
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	4,020	3,343
Cash received relating to other investing activities	17,531	1,071,891
Sub-total of cash inflows	21,551	1,625,609
Cash paid to acquire fixed assets, intangible assets and other long-term assets	408,058	566,512
Cash paid for investment	—	1,283,500
Cash paid to other related investment activities	—	2,600,000
Sub-total of cash outflows	408,058	4,450,012
Net cash flows generated from investment activities	-386,507	-2,824,403

Items	First Quarter of 2023	First Quarter of 2022
3. Cash flows from financing activities:
Cash received from borrowings	10,518,000	3,455,000
Cash received from short-term bonds	—	2,999,975
Sub-total of cash inflows	10,518,000	6,454,975
Cash repayments of borrowings	7,020,000	1,955,200
Cash paid for distribution of dividends or profits and interest expenses	29,235	11,946
Cash and interest repaid for lease liabilities	—	—
Cash paid for other financing activities	4,107	2,660
Sub-total of cash outflows	7,053,342	1,969,806
Net cash flows generated from financing activities	3,464,658	4,485,169
4. Effect of foreign exchange rate changes on cash and cash equivalents	15,320	168
5. Net increase in cash and cash equivalents	3,063,992	-124,634
Add: Cash and cash equivalents at beginning of the reporting period	889,413	5,112,010
6. Cash and cash equivalents at end of the reporting period	3,953,405	4,987,376

Person in charge of	Person in charge of	Person in charge of
the Company:	accounting:	accounting department:
Wan Tao	Du Jun	Yang Yating

5.3	Adjustments to financial report at the beginning of the year relating to the initial adoption of the new accounting standards or interpretation of standards since 2023

☒  Applicable   ☐  Not applicable

Explanation of reasons for adjustments on the financial statements at the beginning of the year

In 2023, the Group has implemented the relevant requirements and guidelines of the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance in recent years:

Requirement of the “Accounting of deferred income tax related to assets and liabilities arising from an individual transaction not applicable to initial recognition exemption” in Interpretation No. 16.

(a)	Requirement of the accounting of deferred income tax related to assets and liabilities arising from an individual transaction not applicable to initial recognition exemption

According to the provisions of Interpretation No. 16, if the individual transaction of the Group is not a business combination, or its occurrence does not affect the accounting profit nor taxable income (or deductible loss), and the initially recognized assets and liabilities result in equal taxable temporary difference and deductible temporary difference, the provisions of “Accounting Standards for Business Enterprises No. 18-Income Tax” on the exemption from the initial recognition of deferred income tax liabilities and deferred income tax assets are not applicable. According to the “Accounting Standards for Business Enterprises No. 18-Income Tax” and other relevant regulations, as for the taxable temporary difference and deductible temporary difference arising from the initial recognition of assets and liabilities, the Group recognizes the corresponding deferred income tax liabilities and deferred income tax assets respectively when the transaction occurs.

The above regulations have come into effect on 1 January 2023. The Group has made retrospective adjustments to the individual transactions that occurred between 1 January 2022 and the date of initial implementation to which the regulations apply. For the lease liabilities and right-of-use assets recognized on 1 January 2022 due to the individual transactions subject to the regulations resulting in taxable temporary difference and deductible temporary difference, the Group adjusted the cumulative impact amount to the opening retained earnings and other related financial statement items of the earliest period presented in the financial statements in accordance with the regulations and the “Accounting Standards for Business Enterprises No. 18-Income Tax”.

(b)	Impacts of the change on the comparative financial report

The impacts of the above change in the accounting policy on net profit for the three months ended 31 March 2022 and owners’ equity at the beginning and the end of 2022 are summarized as follows:

Unit: RMB’000

Items	Net profit for the three months ended 31 March 2022	Equity at the end of 2022	Equity at the beginning of 2022
Deferred income tax relating to assets and liabilities arising from an individual transaction does not apply to the impact of initial recognition exemptions	372	39	-67
Adjusted net profit and equity	215,222	26,371,425	30,395,364

The effects on the consolidated balance sheets as at 31 December 2022 are analysed as follows:

CONSOLIDATED BALANCE SHEETS

Unit: RMB’000

Items	Before adjustment as at 31 December 2022	After adjustment as at 31 December 2022	Adjustment
Non-current assets:
Deferred tax assets	991,850	991,892	42
Total non-current assets	25,476,858	25,476,900	42
Total assets	41,242,740	41,242,782	42
Non-current liabilities:
Deferred tax liabilities	30,895	30,898	3
Total non-current liabilities	873,016	873,019	3
Total liabilities	14,871,354	14,871,357	3
Shareholders’ equity:
Surplus reserve	6,672,639	6,672,634	-5
Undistributed profits	7,923,002	7,923,048	46
Total equity attributable to owners (or shareholders) of the Company	26,243,705	26,243,746	41
Non-controlling interests	127,681	127,679	-2
Total shareholders’ equity	26,371,386	26,371,425	39
Total liabilities and shareholders’ equity	41,242,740	41,242,782	42

The effects on the consolidated income statements for the three months ended 31 March 2022 are analysed as follows:

CONSOLIDATED INCOME STATEMENTS

Unit: RMB’000

Items	Before adjustment for the three months ended 31 March 2022	After adjustment for the three months ended 31 March 2022	Adjustment
Income tax expenses	98,198	97,826	-372
Net Profit
(1) Classification by business continuity
1. Net profit from continuing operations	214,850	215,222	372
(2) Classification by ownership
1. Attributable to equity shareholders of the Company	213,510	213,906	396
2. Non-controlling interests	1,340	1,316	-24
Total comprehensive income	420,646	421,018	372
Attributable to equity owners of the Company	419,306	419,702	396
Attributable to non-controlling interests	1,340	1,316	-24
Earnings per share
(1) Basic earnings per share (RMB)	0.020	0.020	—
(2) Diluted earnings per share (RMB)	0.020	0.020	—

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Liu Gang
Joint Company Secretary

Shanghai, the PRC, 26 April 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non- executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.